Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

INTERIM AND/OR ANNUAL FINANCIAL STATEMENTS  - do you wish to receive them by mail?

Aurizon Mines Ltd. provides information to the press on the day that our financial results are announced.  Because of this, many of our shareholders do not wish to receive copies of the subsequent financial statements by mail.  By mailing these reports only to those shareholders who want them, your company can achieve savings in both paper usage and expense.  Shareholders may elect to receive financial statements by mail by completing and returning this form.  Aurizon will use the information collected solely for the mailing of such financial statements.  Please mark an "X" in the box below only if you wish to receive financial statements by mail (mark all that apply).  See opposite page for alternative to elect to receive information electronically.

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YES, I WISH TO RECEIVE INTERIM FINANCIAL STATEMENTS BY MAIL.

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YES, I WISH TO RECEIVE ANNUAL FINANCIAL STATEMENTS BY MAIL.

If this form is not returned, we will assume you DO NOT wish to receive financial reports by mail.  (You will continue to receive proxy material.)

DUPLICATE MAILINGS – have you received duplicate copies?

If you have received more than one copy of this package, it could be because you are registered on the share register in more than one way.  If so, it would help us to reduce multiple mailings if you could request us to consolidate your accounts by marking an "X" in the box below and returning this form.  Please note, however, that this consolidation may not be possible if, for example, you hold shares registered in your own name and also hold shares that are registered in your broker's name.

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YES, I HAVE RECEIVED MORE THAN ONE COPY OF THE PACKAGE AND HEREBY REQUEST THAT YOU CONSOLIDATE MY ACCOUNTS IN AURIZON MINES LTD.'S SHARE REGISTER.

Shareholder(s) Name & Mailing Address

NAME OF SHAREHOLDER(S) (Please print clearly)

STREET ADDRESS OF SHAREHOLDER(S)

CITY/TOWN                                         PROVINCE/STATE                                 POSTAL CODE

SIGNATURE OF SHAREHOLDER

AURIZON MINES LTD.

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1.

I, the undersigned shareholder, consent to receiving a document to which I am entitled, electronically rather than by mail.  I understand that the documents I am entitled to receive are determined by the class of shares I hold and may include:

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Aurizon’s Quarterly Financial Report.

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Aurizon’s Annual Report (including Annual Financial Statements and Management’s Discussion and Analysis).

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Notice of Aurizon’s Annual or Special Meeting of Shareholders and related proxy circular (when permitted by law).

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Aurizon’s Supplemental Mailing List Return Card.

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Other corporate information about Aurizon Mines Ltd.

2.

I understand and agree that Aurizon will notify me that a document that I am entitled to receive is available at Aurizon’s website www.aurizon.com once Aurizon has filed the documents with securities regulators.  I agree that notification will be sent to me at my
e-mail address set out below or in such other manner as Aurizon may determine.

3.

I acknowledge that access to Internet e-mail and the worldwide web is required in order to access a document electronically and I confirm that I have such access.

4.

I understand and agree that:

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Any e-mail notice or other notification will not contain an actual document.

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Any e-mail notice or other notification will contain Aurizon’s web address (or hyperlink) identifying where a document is located.

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By entering Aurizon’s web address into my web browser, I can access, view, download, and print a document from my computer.

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A document distributed electronically will be in Adobe’s Portable Document Format (PDF).

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The Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe’s website at www.adobe.com.

5.

I understand that I may request a paper copy of a document for which I have consented to electronic delivery by calling Aurizon at
604-687-6600 or 1-888-411-GOLD (4653) or by sending a fax at 604-687-3932.  My request can also be made through Aurizon’s website at www.aurizon.com or by regular mail to Aurizon Mines Ltd., Suite 900, 510 Burrard Street, Vancouver, B.C.  V6C 3A8.

6.

I understand and agree that:

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At any time and without giving me advance notice, Aurizon may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me.

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If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7.

I understand that Aurizon will maintain, on its website, any document sent to me electronically, for a least six months from the date of posting to the website.

8.

I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, any time by notifying Aurizon Mines Ltd. by telephone: 604-687-6600 or 1-888-411-4653; by fax: 604-687-3932; by email:  requestinfo@aurizon.com; or by regular mail to Aurizon Mines Ltd., Suite 900, 510 Burrard Street, Vancouver, B.C.  V6C 3A8.  I understand that if I change my e-mail address or revoke or modify my consent, I must notify Aurizon and Aurizon must actually receive and acknowledge my notification for my request to be effective.

9.

I understand that I am not required to consent to electronic delivery.

I am a shareholder of Aurizon Mines Ltd.  I have read and understand the terms of this “Consent to Electronic Delivery of Documents” form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Name:

Please Print

Shareholder Signature:

Shareholder Email:

Please Print

Shareholder Address: